Exhibit J

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF JANUARY 11, 2022

The information included in this Exhibit J supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2020, on Form 18-K filed with the Commission on September 30, 2021. To the extent the information in this Exhibit J is inconsistent with the information contained in such annual report, the information in this Exhibit J replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

Recent Government Actions

COVID-19 Containment Measures

On September 21, 2021, the Minister of Health reported that, due to the decrease in COVID-19 cases and deaths, the curfew would be lifted as of September 27, 2021 in the capital of Panama and in most of the provinces of the Republic.

On September 29, 2021, Executive Decree No. 852 was published, allowing facilities hosting large events (such as weddings, birthdays, conferences, concerts and sports events) to return to 100% capacity if all attendees (i) have been fully vaccinated for at least 14 days, and (ii) present proof of such vaccination by showing their vaccination card or QR code issued by the National Authority for Government Innovation.

On December 3, 2021, to prevent the spread of the COVID-19 Omicron variant, the Government temporarily suspended entry into Panama by non-nationals and non-residents who have stayed in or traveled through African countries such as South Africa, Botswana, Eswatini, Lesotho, Mozambique, Namibia, Zimbabwe and Malawi, in the prior 14 days. Panamanian citizens or residents entering Panama from these countries must present a negative COVID-19 test taken within 72 hours prior to entry and must take a second COVID-19 test 72 hours after entry.

On December 28, 2021, the Ministry of Health established a 10-day quarantine requirement for those who test positive for COVID-19 and a five-day quarantine requirement for those who have had close contact with an infected person.

On December 28, 2021, the Ministry of Health reported that 26 cases of the Omicron variant had been detected within Panama. As of January 2, 2022, 55 cases of the Omicron variant had been detected within Panama,

As of December 29, 2021, the Ministry of Health reported a cumulative total of 489,695 COVID-19 cases and 7,421 deaths since the beginning of the COVID-19 pandemic. Of the total cases, 7,858 were active cases, and 1,354 were newly reported cases as of December 29, 2021.

COVID-19 vaccines

Between September 21, 2021, and December 28, 2021, Panama received 2,537,730 doses of the Pfizer COVID-19 vaccine, including 198,900 delivered through the Covax mechanism, and the remainder through Panama’s bilateral agreement with Pfizer.

On November 24, 2021, COVID-19 booster doses began to be applied to people over 18 years of age who had completed their initial vaccinations at least six months prior. On December 22, 2021, the Government reduced the required time period between completion of initial vaccinations and booster doses to three months and approved the application of booster doses to people 16 years of age and older.

In 2021, Panama’s health authorities applied a total of 6,297,894 doses of COVID-19 vaccines. Of this total, 3,124,910 were first doses, 2,812,163 were second doses, 353,419 were booster doses, and 7,402 were third doses for immunosuppressed patients. Of the population over 12 years old, 90.5% have received one dose and 81.4% have received two doses of a COVID-19 vaccine.

On January 2, 2022, Panama received 60,000 doses of pediatric COVID-19 vaccines from Pfizer for children between 5 and 11 years old.

Other Government Actions

On September 28, 2021, the General Manager of Aeropuerto Internacional de Tocumen, S.A. (“AITSA”), Raffoul Arab, confirmed that AITSA terminated its contract with the company Construtora Norberto Odebrecht, S.A. (“CNO”) for the execution of the Airport Expansion Program due to CNO’s breach of its contractual obligations. CNO was required to complete work by September 30, 2021, but did not meet that deadline.

On September 30, 2021, the Cabinet Council approved a three-month extension for the subsidies on electricity rates established during the COVID-19 pandemic.

On September 30, 2021, the banking moratorium established during the COVID-19 pandemic ended. An estimated 70% of banking clients made arrangements with their banks during the moratorium to increase the flexibility of their loan terms.

On October 5, 2021, the European Union affirmed Panama’s presence on the “black list” of non-cooperative jurisdictions for tax purposes due to the fact that Panama (i) has not yet achieved a rating of at least “largely compliant” from the Global Forum on Transparency and Exchange of Information for Tax Purposes with respect to the exchange of information on request, and (ii) has a foreign-source income exemption regime.

On October 13, 2021, the Cabinet Council issued Resolution No. 114, which authorizes an additional credit to the Government’s 2021 budget in an amount of U.S.$169,098,760, to be allocated among various public sector entities.

On October 13, 2021, President Cortizo signed Bill No. 153, which establishes a regulatory framework for the controlled access and use of cannabis and its derivatives for medicinal, therapeutic, scientific, research and veterinary purposes in Panama. The framework includes controls over the production, import and export of cannabis; the creation of a registry of persons authorized to have access to cannabis; and the authority of the Ministry of Health to oversee medical research.

On October 15, 2021, Law No. 241 was published in the Official Gazette. Law No. 241 of 2021 modifies Law No. 23 of 2017 and Law No. 9 of 1994, regarding the payment of a seniority premium to public servants, by specifying that (i) the seniority premium will be paid at the rate of one week’s salary for each year worked, (ii) the seniority premium does not apply to public servants chosen by popular election, ministers, vice ministers, directors and subdirectors of autonomous entities and managers of entities in which the State has majority equity ownership, and (iii) the seniority premium is not subject to judicial seizure or social security deductions.

On November 11, 2021, President Cortizo signed Bill No. 624, which includes the recommendations of the Financial Action Task Force on Money Laundering to reinforce the legal framework against money laundering, the financing of terrorism, and the financing of the proliferation of weapons of mass destruction.

On November 17, 2021, President Cortizo signed Bill No. 88, which extends the preferential interest rate regime for new mortgage loans issued in connection with social interest housing until August 1, 2024.

On December 31, 2021, the Government approved U.S.$74 million in subsidies on electricity rates for the first half of 2022.

On December 31, 2021, the Government published Executive Decree No. 74, which sets new nationwide minimum hourly wages, effective January 16, 2022. Wages were raised within the economic sectors that showed positive growth from 2019 to 2021, without considering growth in 2020, due to the atypical economic effects caused by the COVID-19 pandemic. Minimum hourly wages increased by 1.5% in the agriculture, livestock and fisheries sector; by 1.0% in the mining and quarrying sector; by 2.0% in the social, financial and private health services sector; by 1.0% in the construction sector; and by 2.0% in the electricity, gas and water supply sector. Additionally, in accordance with the previous agreement between the Union of Workers of the Banana Industry, Agriculture and Related Companies, the Industrial Union of Workers of Independent Banana Producers and the Government, minimum wages for workers in the banana industry increased by 13%.

In 2021, Panama received a notice of investment dispute from Petaquilla Minerals, Ltd., a Canadian mining company that claims, inter alia, that its Panamanian subsidiary’s concession to exploit a gold mine in Panama was expropriated without compensation in violation of the Canada-Panama bilateral investment treaty. The parties are currently in a six-month negotiation period which runs to June 2022 with respect to the matter and no request for arbitration has been filed. During the period from April 2015 to June 2021, Panama also received notices of investment dispute from shareholders of Petaquilla Minerals, Ltd. from Spain and Germany, alleging expropriation of their indirect investment in the Petaquilla gold mine. To date no request for arbitration has been filed related to these notices.

Political Developments

On February 20, 2020, Jorge Alberto Rosas, former member of the National Assembly, was arrested and charged with money laundering in connection with ongoing Odebrecht corruption investigations. On March 5, 2020, a judge ordered Mr. Rosas to remain in preventive detention without the possibility of bail. After Mr. Rosas’ legal counsel filed a writ of habeas corpus, on April 2, 2020, the Supreme Court of Justice held that Mr. Rosas could comply with his preventive detention under house arrest during the pendency of the investigation.

The Anti-Corruption Prosecutor’s Office initiated an investigation against the Government due to alleged irregularities and suspected embezzlement in connection with the purchase of 100 ventilators at a cost of U.S.$5.2 million to be used for patients affected by COVID 19. On April 25, 2020, the Government announced the cancellation of the purchase of respirators.

On October 6, 2020, the Baltasar Garzón International Foundation for Human Rights and Universal Jurisdiction (Fibgar) reported that it had filed a lawsuit against former President Ricardo Martinelli in Spain for alleged money laundering and corruption in connection with the current investigation into bribes in the aggregate amount of U.S.$82.7 million allegedly paid by Fomento de Construcciones y Contratas (“FCC”) in exchange for contracts in Panama. On December 16, 2021, the National Court of Spain summoned Mr. Martinelli to testify in relation to his possible participation in the corruption scheme with FCC, as part of the Court’s investigation into the allegations.

On September 21, 2021, the plenary session of the National Assembly ratified the appointment of Jorge Luis Lara Tejada as director and president of the board of directors of Metro de Panamá, S.A. for a period of seven years.

On September 21, 2021, the plenary session of the National Assembly ratified the appointment of Elena Moreno de Puy, Rafael Karl Brown Rangel and Anel Jesús Miranda Batista as magistrates to the Administrative Tax Court for a period of five years.

On September 30, 2021, the U.S. Office of Foreign Assets Control removed four Panamanian companies linked to Abdul Waked from its list of Specially Designated Nationals due to their dissolution. The dissolved companies were Soho Panamá, S.A., Waked Internacional Panamá, S.A., Abif Investment, S.A. and Grupo La Riviera Panamá, S.A.

On October 6, 2021, President Cortizo appointed Miriam Yadira Cheng Rosas as magistrate of the First Civil Chamber, and María Cristina Chen Stanziola as magistrate of the Third Administrative and Labor Chamber of the Supreme Court of Justice. Ms. Cheng Rosas was appointed to replace Hernán De León, and Ms. Chen Stanziola replaced Luis Ramón Fábrega, whose term expired on December 31, 2021.

On November 9, 2021, former President Ricardo Martinelli was acquitted by the Trial Court of the First Judicial Circuit. The former president had been accused of the crimes of interception of telecommunications, and monitoring, persecution and surveillance without judicial authorization.

On November 15, 2021, Luis Enrique Martinelli Linares, son of former President Ricardo Martinelli, was extradited from Guatemala to New York. The U.S. District Attorney for the Eastern District of New York seeks to prosecute Luis Enrique Martinelli Linares and his brother Ricardo Alberto Martinelli Linares for money laundering and concealment of information, for allegedly receiving millions of dollars in bribes from Brazilian construction company Odebrecht in exchange for helping the company win contracts for the construction of public infrastructure works. On December 2, 2021, Luis Enrique Martinelli Linares pleaded guilty to money laundering. On December 10, 2021, Ricardo Alberto Martinelli Linares was extradited from Guatemala to the United States. On December 14, 2021, Ricardo Alberto Martinelli Linares pleaded guilty to money laundering and bribery.

On November 17, 2021, Attorney General Javier Caraballo Salazar reported that the Anti-Corruption Prosecutor’s Office had apprehended four individuals charged with embezzlement and violation of public seals in connection with the running of the National Charity Lottery: the former head of delivery of chances and tickets of the Lottery, Yamilka Camarena; the former provisional director of the Lottery, Alejandra Bonilla; the former head of operations of the Lottery, Franklin De Gracia; and a private individual, Miguel Ángel Peña. The judge overseeing the case ordered preventive detention for Ms. Camarena and Ms. Bonilla and periodic reporting for Mr. De Gracia and Mr. Peña.

On November 22, 2021, the Public Ministry admitted a complaint filed by the former Minister of Education, Lucy Molinar, requesting the investigation of five prosecutors: Tania Sterling, Special Anti-Corruption Prosecutor; Ruth Morcillo, Senior Prosecutor against Organized Crime; Adecio Mojica, Anti-Corruption Prosecutor; Zuleyka Moore, Senior Coordinating Prosecutor of the Panama West Regional Prosecutor’s Office; and Nathaniel Murgas, Senior Prosecutor in the Office for Crimes of Illicit Association. The complaint also named Kenia Porcell, former Attorney General of the Nation; Eric Estrada, head of the Institutional Protection Service; Rolando López, former secretary of the National Security Council; and Jacinto Gómez, also formerly at the National Security Council. The complaint, based in part on testimony from Abraham Williams, a former employee of the Programa de Ayuda Nacional (National Aid Program) who served as a protected witness during investigations into irregular purchases by the National Aid Program, accused the named parties of the crimes of corruption, abuse of authority, violation of the duties of public servants, and false testimony. Mr. Williams testified that several prosecutors tried to coerce him into mentioning the names of high officials within the Martinelli government as part of his declarations in connection with the National Aid Program investigation.

On December 23, 2021, the Anti-Corruption Prosecutor’s Office obtained a conviction of former director of the National Aid Program (PAN) Giacomo Tamburelli Lettieri for the crime of embezzlement, related to the irregular purchase of musical instruments through the PAN. Tamburelli was sentenced to 4 years in prison.

The Economy

During the third quarter of 2021, estimated GDP growth was 25.5%, compared to a 23.1% contraction for the same period in 2020, in part due to the elimination of certain restrictions that had been established to contain the COVID-19 pandemic and the gradual recovery of the economy in response. Inflation, as measured by the average CPI with base year 2013, was 1.5% in the eleven-month period ended November 30, 2021.

The commerce, hotels and restaurants sector grew by 34.6% in the third quarter of 2021 compared to the same period in 2020, representing 21.3% of GDP during the third quarter of 2021. Growth in the commerce, hotels and restaurants sector was primarily due to an increase in sales of fuel, food, and beverages and also due to an increase in the income of restaurants which were partially or totally closed during the third quarter of 2020. The financial intermediation sector contracted by 1.6% during the third quarter of 2021, compared to the same period in 2020, and represented a contribution of 7.2% of GDP during the second quarter of 2021. The contraction in the financial intermediation sector was attributable mainly to lower performance of the banking sector.

The transportation, storage and communications sector increased by an estimated 18.6% during the third quarter of 2021, compared to the same period in 2020, reflecting a contribution of 14.1% of GDP, primarily due to an increase in operations of the Panama Canal, ports, air transport, land transport and telecommunications.

The construction sector increased by 101.5% during the third quarter of 2021, compared to the same period in 2020, primarily due to the reactivation of public civil engineering works and construction of buildings, reflecting a contribution of 9.6% of GDP. The manufacturing sector increased by 12.5% during the third quarter of 2021 compared to the same period in 2020, representing a contribution of 4.0% of GDP during the third quarter of 2021. The increase in the manufacturing sector was primarily due to an increase in the production of meat and meat products.

The agricultural sector grew by 4.3% during the third quarter of 2021 compared to the same period in 2020, representing 2.8% of GDP during the third quarter of 2021. Growth in the agricultural sector was primarily due to an increase in the production of rice and corn. The fisheries sector contracted by 26.1% during the third quarter of 2021 compared to the same period in 2020, representing 0.4% of GDP during the third quarter of 2021. The contraction in the fisheries sector was primarily due to a decrease in the exports of frozen and fresh fish. Mining activities increased by 131.2% during the third quarter of 2021, compared to the same period in 2020, reflecting a contribution of 7.9% of GDP, primarily due to the increase in exports of copper minerals and concentrates to various international markets.

The National Assembly approved Panama’s 2022 budget on October 29, 2021. The 2022 budget contemplates total expenditures of U.S.$25.3 billion, with budget estimates based on an anticipated nominal GDP of U.S.$62.4 billion (5.0% real growth from 2021) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$2.5 billion (approximately 4.0% of preliminary nominal GDP) for 2022. Article 10 of the Social Fiscal Responsibility Law, as amended by Law No. 38 of 2012, Law No. 51 of 2018, Law No. 102 of 2019 and Law 185 of 2020, establishes a ceiling for the fiscal deficit adjusted balance of the non-financial public sector of 9-10.5% of nominal GDP projected in the budget for the 2020 fiscal year, 7-7.5% of nominal GDP projected in the budget for the 2021 fiscal year, 4% of nominal GDP projected in the budget for the 2022 fiscal year, 3% of nominal GDP projected in the budget for the fiscal year 2023, 2% of nominal GDP projected in the budget for the fiscal year 2024 and 1.5% of nominal GDP projected in the budget for the fiscal year 2025 and subsequent years. The 2022 budget allocates public recurrent and capital expenditures as follows: 45.8% to social services; 15.7% to financial services; 13.2% to general services; 6.2% to infrastructure development; 2.8% to development and promotion of production; 0.8% to environment and technology; and 15.5% to other services.

The Central Government’s preliminary current savings for the eleven-month period ended November 30, 2021 registered a deficit of U.S.$2,562.0 million (4.0% of nominal GDP) compared to a deficit of U.S.$2,788.2 million for the same period in 2020 (5.2% of nominal GDP). The Central Government’s overall deficit increased to U.S.$5,532.0 million in the eleven-month period ended November 30, 2021 (8.7% of nominal GDP) compared to a deficit of U.S.$5,499.4 million for the same period in 2020 (10.2% of nominal GDP). The preliminary fiscal deficit of the non-financial public sector for eleven-month period ended November 30, 2021 was approximately U.S.$4,810.1 million (7.6% of nominal GDP).

The preliminary fiscal deficit of U.S.$4,810.1 million of the non-financial public sector for the eleven-month period ended November 30, 2021 represented a decrease of U.S.$732.7 million from the deficit of U.S.$5,542.8 million registered for the same period of 2020. Total non-financial public sector expenditures for the eleven-month period ended November 30, 2021 were U.S.$13,869.1 million, an increase of U.S.$817.2 (6.3%) from U.S.$13,051.9 million for the same period of 2020. Total revenue for the eleven-month period ended on November 30, 2021 was U.S.$9,059.0 million, an increase of U.S.$1,549.9 million (20.6%) from U.S.$7,509.1 million for the same period of 2020.

On the expenditure side, non-financial public sector capital expenses totaled U.S.$3,011.8 million for the eleven-month period ended November 30, 2021, an increase of U.S.$198.5 million compared to U.S.$2,813.3 million during the same period of 2020. Non-financial public sector current expenses during the eleven-month period ended November 30, 2021 amounted to U.S.$10,857.3 million, a U.S.$618.7 million (6.0%) increase from U.S.$10,238.6 million during the same period of 2020. On the revenue side, tax revenue during the eleven-month period ended November 30, 2021 was U.S.$3,950.8 million, an increase of U.S.$575.9 million (17.1%) from U.S.$3,374.9 million for the same period of 2020, while non-tax revenue was U.S.$1,517.3 million, an increase of U.S.$328.1 million (27.6%) from U.S.$1,189.2 million for the same period in 2020. Capital revenue during the eleven-month period ended November 30, 2021 was U.S.$10.4 million.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which represented an estimated 73.4% of GDP during the third quarter of 2021. Services include real estate; transportation, storage and communications; commerce, restaurants and hotels; financial intermediation; public administration; the Panama Canal; the CFZ; and public utilities. While the commerce sector, real estate sector and transportation sector represent significant percentages of real GDP (estimated to be 21.3%, 12.6% and 14.1%, respectively, of real GDP during the third quarter of 2021), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce. Commerce—which includes wholesale and retail activities as well as restaurants and hotels—is the largest component of the service sector and represented an estimated 21.3% of real GDP during the third quarter of 2021. During the third quarter of 2021, commerce activities increased 34.6% compared with the same period of 2020, due to the continued recovery of economic activities from the impact of COVID-19 in 2020. During the third quarter of 2021, the restaurants and hotels sector increased 96.9% over the same quarter in 2020.

Transportation, Storage and Communications. The transportation, storage and communications sector, which includes ports, airports, railways and telecommunications and is the second largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 14.1% of real GDP in chained volume measure during the third quarter of 2021.

Real Estate. The third largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 12.6% of GDP in chained volume measure during the third quarter of 2021.

Financial Services. The financial services sector represented an estimated 7.2% of GDP in chained volume measure during the third quarter of 2021. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of October 31, 2021, consisted of two state-owned banks (Banco Nacional de Panama (“BNP”) and Caja de Ahorros) and 66 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of October 31, 2021, banking sector assets and deposits totaled approximately U.S.$131.3 billion and U.S.$96.7 billion, respectively.

Colón Free Zone. Total imports to the CFZ totaled approximately U.S.$2.0 billion during the second quarter of 2021, an increase of 28.1% compared with the same period of 2020. Total re-exports during the second quarter of 2021 totaled approximately U.S.$2.2 billion, an increase of 62.4% compared with the same period of 2020. During the second quarter of 2021, CFZ value added (implied by the value of re-exports minus the value of imports) increased to an estimated U.S.$206.9 million, compared to a value of U.S.$(197.9 million) in the same period of 2020.

Panama Canal. In the Panama Canal Authority’s 2021 fiscal year, canal transits decreased to 13,342 transits from 13,369 transits during the 2020 fiscal year, while cargo tonnage increased to 287.5 million long tons during the 2021 fiscal year from 255.7 million long tons during the 2020 fiscal year. According to the Panama Canal Authority (“PCA”), toll revenues for fiscal year 2021 reached U.S.$2,968.2 million, an increase of 11.4% compared to U.S.$2,663.3 million in fiscal year 2020, representing 5.1% of Panama’s estimated GDP for 2021 measured in nominal dollars.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 13.7% of GDP in chained volume measure during the third quarter of 2021.

Manufacturing represented an estimated 4.1% of GDP in chained volume measure during the third quarter of 2021. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market.

Construction activity represented an estimated 9.6% of GDP during the third quarter of 2021 and increased by 101.5% compared with the same period of 2020, due to both the execution of private residential projects and public investment in infrastructure and low-income housing.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 11.0% of real GDP during the third quarter of 2021. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. The value of agricultural and fisheries production during the third quarter of 2021 is estimated to have decreased by 0.4% compared to the same period in 2020, due to a decrease in the export of fresh and frozen fish. The value of the mining sector during the third quarter of 2021 is estimated to have increased by 131.2% compared to the same period in 2020, due mainly to the Cobre Panama project, which produced approximately 251,000 tons of copper concentrate and generated gross revenue of U.S.$2,515 million during the nine-month period ended September 30, 2021.

Role of the Government in the Economy

General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned institutions and interest payments) totaled approximately U.S.$9.4 billion as of November 30, 2021.

The following table sets forth summary financial information on principal public sector businesses for the first nine-month period ended September 30, 2021:

Selected State-Owned Enterprises (1)

2021 Financial Statistics (2)

(In millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (“BNP”) (banking)	$14,989.4	1,059.1	254.2	101.5	5.4
Empresa Nacional de Autopista (“ENA”) (highway)	$1,004.3	252.1	96.4	4.4	0.0
Empresa de Transmisión Eléctrica (“ETESA”) (electricity transmission)	$1,061.4	367.9	99.3	13.0	0.0
Aeropuerto Internacional de Tocumen (“AITSA”) (airport)	$2,288.9	406.6	87.6	(121.4)	0.0
Metro de Panamá (railway)	$4,753.9	3,738.2	23.5	(100.9)	0.0
Caja de Ahorros (banking)	$4,820.4	389.7	168.1	20.1	0.0

Note: Totals may differ due to rounding.

(1)	All enterprises are 100% owned by the National Government.
(2)	As of September 30, 2021.

Source: BNP, ENA, ETESA, AITSA, Metro de Panamá and Superintendencia de Bancos.

In June 2012, the Government created the Fondo de Ahorro de Panamá (“FAP”) pursuant to Law No. 38 of 2012. The FAP’s third quarter report shows total assets of the fund as U.S.$1.5 billion and U.S.$1.4 billion as of September 30, 2021 and September 30, 2020, respectively.

Electric Power

Pursuant to Panamanian law, the transmission company, Empresa de Transmisión Eléctrica, S.A. (“ETESA”), remains 100% state-owned.

ETESA is authorized by the Autoridad Nacional de los Servicios Publicos (“ASEP”) to provide high tension electric energy transmission service to the general public under a concession contract that is valid until 2025 and that can be extended by ETESA. ETESA offers use of the transmission network with open access and regulated fees. ETESA’s electric transmission system consists of transmission lines of 230 kV and 115 kV. As of 2021, the total length of the 230 kV lines was 2,745.1 km in double circuit lines and 93.9 km in simple circuit lines, while the total length of the 115 kV lines was 272.3 km in double circuit lines and 37.8 km in simple circuit lines.

Panama currently has high electricity rates (an estimated average of 18.13 cents per kilowatt hour for the second half of 2021), and demand for electricity in the first ten months of 2021 increased at an estimated average rate of 6.2% compared with the same period of 2020.

Telecommunications

During the first nine months of 2021, Cable & Wireless (Panamá) S.A. experienced a 3.0% increase in revenue compared to the same period in 2020, mainly due to increased revenue related to long-term business-to-business projects, mobile services and residential services.

The ASEP estimates that as of December 31, 2021, the telecommunications market in Panama comprised approximately 223 operating companies and 733 companies authorized to operate telecommunication concessions. In 2021, there were an estimated 790,486 telephone lines in the country with an estimated line penetration rate of 18.2 lines per 100 inhabitants. In 2021, there were an estimated 6.0 million active cellular telephone lines.

Water

The national water and sewage utility is the Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”), which serves approximately 98.0% of the population for which it is responsible (which constitutes 83.0% of the total population) through its 54 water purification plants, two filtration galleries, 188 pumping stations, and 610 underground sources. Inefficiency in IDAAN’s operations and management, combined with leakage, has led to an estimated unaccounted-for water rate of 39.0%. Unlike INTEL, S.A. (telecommunications) and Instituto de Recursos Hidráulicos y de Electrificación (electricity generation, transmission and distribution), which had generally paid dividends to the Government on an annual basis prior to privatization and required no Government funding, IDAAN has required periodic transfer payments from the Government to meet its operating and capital expenses.

Air Transportation

During the ten-month period ended October 31, 2021, AITSA handled a total of 6.9 million passengers, an increase of 86.6% compared to the same period of 2020. During 2021, AITSA’s new Terminal 2 expanded from three to nine gates. Additional gates, boarding bridges, commercial areas, baggage handling areas, customs and immigration areas, and agriculture and livestock quarantine centers within Terminal 2 are expected to become fully operational during the first half of 2022.

Ports

During the ten-month period ended October 31, 2021, the Manzanillo International Terminal (“MIT”) handled approximately 2.4 million TEUs of cargo and containers, compared to approximately 2.2 million TEUs in the same period of 2020. During the ten-month period ended October, 31, 2021, the container port in Colón handled approximately 821,473 TEUs of cargo and containers. During the ten-month period ended October 31, 2021, the container terminal at Port of Balboa handled approximately 2.0 million TEUs of cargo and containers. During the ten-month period ended October 31, 2021, the container terminal at the Port of Cristobal handled approximately 882,033 TEUs of cargo and containers.

Banking

Collectively, BNP and Caja de Ahorros had approximately 13.3% of deposits and 12.4% of assets in the national banking system as of September 30, 2021. See “Financial System—Public Sector Banking Institutions” for more information on BNP and Caja de Ahorros. As of January 4, 2021, the Government had not announced any plans to privatize these financial institutions.

Panama Canal

During the PCA’s 2021 fiscal year ending on September 30, 2021, Canal transits decreased slightly to 13,342 from 13,369 in fiscal year 2020, while cargo tonnage in fiscal year 2021 increased to 287.5 million long tons from 255.8 million long tons in fiscal year 2020. According to the PCA, toll revenues for fiscal year 2021 reached U.S.$2,968.0 million, an increase of 11.5% compared to U.S.$2,663.0 million in fiscal year 2020.

On average, from the Canal’s fiscal year 2017 to the fiscal year 2021, transits through the Canal increased by 0.4% annually and cargo tonnage increased by 7.3% annually. Factors such as the development of alternative land routes and the increasing size of vessels that can transit through the Canal have contributed to the decrease in the number of vessels required to transport cargo between 2017 and 2021. On average, from fiscal year 2017 to fiscal year 2021, toll revenues have increased by 9.1% annually, primarily due to an increase in toll rates. During fiscal year 2021, the PCA had a surplus of approximately U.S.$2,136.0 million, an increase of 25% compared to U.S.$1,710.1 million in 2020.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2017 through 2021 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2017	13,548	$2,238.0	$241.0
2018	13,795	$2,485.0	$255.1
2019	13,785	$2,593.0	$253.0
2020	13,369	$2,663.0	$255.8
2021	13,342	$2,968.0	$287.5

Source: Panama Canal Authority.

The Central Government receives both dividends and a portion of PCA revenues from tolls and services. For the 2021 fiscal year, the PCA paid to the Central Government U.S.$2,080.6 million in dividends, an increase of 14.1% compared to U.S.$1,824.1 million for the 2020 fiscal year. For the 2020 fiscal year, the PCA paid to the Central Government U.S.$1,824.1 million in dividends, an increase of 2.1% compared to U.S.$1,786.4 million for the 2019 fiscal year. For the 2019 fiscal year, the PCA paid to the Central Government U.S.$1,786.4 million in dividends, an increase of 4.9% compared to U.S.$1,702.8 million in dividends that the PCA paid to the Central Government for the 2018 fiscal year. For the 2018 fiscal year, the PCA paid to the Central Government U.S.$1,702.8 million of dividends, an increase of 3.2% compared to U.S.$1,650.4 million of dividends that the PCA paid to the Central Government for the 2017 fiscal year. For the 2017 fiscal year, the PCA paid to the Central Government U.S.$1,650.4 million of dividends, an increase of 62.9% compared to U.S.$1,013.1 million of dividends that the PCA paid to the Central Government for the 2016 fiscal year.

For the 2021 fiscal year, the PCA paid to the Central Government U.S.$592.8 million from tolls and services, an increase of 9.2% compared to the U.S.$542.7 million for the 2020 fiscal year. For the 2020 fiscal year, the PCA paid to the Central Government U.S.$542.7 million from tolls and services, an increase of 1.5% compared to the U.S.$534.5 million for the 2019 fiscal year. For the 2019 fiscal year, the PCA paid to the Central Government U.S.$534.5 million from tolls and services, an increase of 6.1% compared to U.S.$503.7 million for the 2018 fiscal year. For the 2018 fiscal year, the PCA paid to the Central Government U.S.$503.7 million from tolls and services, an increase of 10.3% compared to U.S.$456.6 million for the 2017 fiscal year. For the 2017 fiscal year, the PCA paid to the Central Government U.S.$456.6 million from tolls and services, an increase of 19.4% compared to U.S.$382.3 million for the 2016 fiscal year.

On September 30, 2021, the National Assembly approved the PCA’s budget for fiscal year 2022, which estimates revenues of U.S.$4,215.4 million and dividends to the Central Government of U.S.$1,880.1 million.

On September 2, 2021, the PCA published a proposal to modify the toll structure for passenger ships transiting through the Canal beginning in February 2022. The proposal eliminated toll charges based on a per berth basis and established toll charges based on each passenger ship’s Universal Vessel Tonnage System of the Panama Canal (“CP/SUAB”) capacity. Panama’s Cabinet Council approved the modifications to the Panama Canal’s toll structure on December 17, 2021.

On September 22, 2021, the Panama Canal and more than 150 maritime organizations signed a call for action from the industry asking world leaders to commit to decarbonize international maritime transport by 2050, to support zero-emission shipping projects through national actions, and to create and implement policies that make zero-emission shipping the default option by 2030.

On October 28, 2021, the Panama Canal announced that vessels with a record combined total capacity of 516.7 million tons CP/SUAB transited through the Canal during its 2021 fiscal year, an increase of 8.7% compared to fiscal year 2020 and 10.0% compared to fiscal year 2019, the last fiscal year before the COVID-19 pandemic.

On November 18, 2021, the Panama Canal signed a contract with the United States Army Corps of Engineers for consulting and technical advisory services related to the Canal’s Water Projects Program, through which it aims to implement a water management system to supply optimal quantities of water to the Canal and the surrounding population.

On December 3, 2021, the PCA announced that the Gatún and Alajuela reservoirs had reached their maximum operational water levels and therefore called on the residents of the surrounding communities to put into practice the previously tested flood safety protocols.

The Panama Canal Expansion Project

On November 25, 2020, GUPCSA filed with the United States District Court for the Southern District of Florida a motion to vacate the ICC tribunal’s award with respect to arbitration No. 2 concerning the basalt and concrete formula. The PCA submitted a motion in opposition and a cross-motion to confirm and enforce the award in February 2021. On November 18, 2021, the District Court issued an order denying GUPCSA’s motion to vacate and granting the PCA’s motion to confirm and enforce the arbitral award. On December 17, 2021, GUPCSA filed a notice of appeal as to the District Court’s order.

On October 15, 2021, GUPCSA presented a consolidated claim for payment of U.S.$3,586 million from the PCA in connection with arbitration No. 4 concerning the Perturbations. The payment is detailed as the sum of U.S.$2,435 million owed to GUPC; U.S.$615.2 million owed to Sacyr; U.S.$469.5 million owed to Webuild (formerly Impregilo S.p.A.); and U.S.67.1 million owed to Jan De Nul n.v. The PCA’s response is due by September 2022.

The Colón Free Zone

For the nine-month period ended September 30, 2021, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$2.6 billion, an increase from U.S.$1.3 billion for the same period in 2020.

For the six-month period ended June 30, 2021, Panama’s non-CFZ merchandise imports were preliminarily estimated at U.S.$5.1 billion, an increase from U.S.$4.0 billion for the same period of 2020.

On September 29, 2021, the Administration of the CFZ and the Association of Users of the CFZ met for the third time with the National Assembly Subcommittee on Commerce and Economic Affairs to review and analyze Bill No. 620, which modifies Law No. 8 of 2016, which regulates the operation of the Colón Free Zone. Among its proposed changes, Bill No. 620 (i) adds to the functions of the CFZ’s board of directors, enabling the board to authorize judicial and extrajudicial settlements and investments or contracts with values of over $750,000; (ii) proposes certain tax benefits for companies operating within the CFZ, including exempting any transfers of securities to companies in the CFZ from income tax and exempting any commercial and industrial improvements within the CFZ from property tax; (iii) attempts to diversify the CFZ by adding to its permitted activities: services related to cinematography, manufacture and reconversion of products, and scientific research and development; (iv) permits eligible CFZ companies to access the benefits of the Special Regime for the Establishment and Operation of Multinational Companies for the Provision of Manufacturing Services (EMMA); and (v) aligns the CFZ’s employment regime with those offered by other special economic zones within Panama, such as the Área Panamá Pacífico.

Employment and Labor

Labor Force

As of June 2021, Panama’s labor force was preliminarily estimated at 1.9 million people, which represented approximately 59.8% of the total working age population, a decrease from 2.0 million people as of September 2020.

As of June 2021, the service segment (principally consisting of real estate, commerce and tourism, public administration, the Panama Canal, banking, the CFZ and public utilities), employed 71.6% of the employed labor force, compared to the primary sector (consisting of agriculture, mining and fisheries), which employed 9.8% of the employed labor force, and the industrial sector (principally consisting of manufacturing and construction), which employed 18.6% of the employed labor force. As of September 2020, the service segment employed 67.5% of the employed labor force, compared to 14.1% in the primary sector and 18.4% in the industrial sector.

As of June 2021, the unemployment rate was 14.5%, a decrease compared to an unemployment rate of 18.5% in September 2020. The following table sets forth certain labor force and unemployment statistics between 2017 and 2021:

TABLE NO. 9

Labor Force and Employment

	2017(4)	2018(4)	2019(4)	2020(5)	2021(6)
Total Population(1)	4,098.1	4,158.8	4,218.8	4,278.5	4,337.4
Working-Age Population(1)	2,973.3	3,038.4	3,105.8	3,181.0	3,240.0
Labor Force
Employed(1)	1,785.8	1,868.6	1,920.6	1,631.7	1,655.1
Unemployed(1)	116.6	118.3	146.1	371.6	281.6
Total	1,902.5	1,986.9	2,066.7	2,003.3	1,936.8

(annual percentage change)

Total Population	1.5%	1.5%	1.4%	1.4%	1.4%
Working-Age Population	2.2%	2.2%	2.2%	2.4%	1.9%
Labor Force
Employed	0.9%	4.6%	2.8%	(15.0%)	1.4%
Unemployed	13.3%	1.5%	23.5%	154.3%	(24.2%)
Total	1.5%	4.4%	4.0%	(3.1%)	(3.3%)

	2017(4)	2018(4)	2019(4)	2020(5)	2021(6)
	(in percent)
Labor Force:
Participation Rate(2)	64.0%	65.4%	66.5%	63.0%	59.8%
Employment Rate(3)	94.0	94.0	92.9	81.5	85.5
Unemployment Rate	6.1	6.0	7.1	18.5	14.5

(1)	In thousands
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.
(4)	From 2017 to 2019, the data is recorded as of August of each year.
(5)	For the year 2020, the data is recorded as of September, due to COVID-19 restrictions.
(6)	For the year 2021, the data is recorded as of June, due to COVID-19 restrictions.

Source: Office of the Comptroller General.

Salaries and Wages

On December 31, 2021, the Government published Executive Decree No. 74, which sets new nationwide minimum hourly wages, effective January 16, 2022. Wages were raised within the economic sectors that showed positive growth from 2019 to 2021, without considering growth in 2020, due to the atypical economic effects caused by the COVID-19 pandemic. Minimum hourly wages increased by 1.5% in the agriculture, livestock and fisheries sector; by 1.0% in the mining and quarrying sector; by 2.0% in the social, financial and private health services sector; by 1.0% in the construction sector; and by 2.0% in the electricity, gas and water supply sector. Additionally, in accordance with the previous agreement between the Union of Workers of the Banana Industry, Agriculture and Related Companies, the Industrial Union of Workers of Independent Banana Producers and the Government, minimum wages for workers in the banana industry increased by 13%.

Social Security System (SIACAP)

Since its inception in July 2000 through November 30, 2021, SIACAP had administered approximately U.S.$1.8 billion in contributions and revenues, a 5.8% increase from the U.S.$1.7 billion in aggregate contributions and revenues administered as of November 30, 2020.

As of November 30, 2021, SIACAP had 532,644 participants, a 6.2% increase from 501,571 participants as of November 30, 2020. As of November 30, 2021, SIACAP carried a balance of U.S.$833.4 million in contributions from its participants, a 3.2% increase from U.S.$807.2 million in contributions as of November 30, 2020.

Social Security Fund (CSS)

The fourth phase of the CSS National Dialogue began on October 11, 2021 with the evaluation of proposals from the Third Thematic Commission on Economic Benefits. The topics discussed included the health, pensions and disability (IVM) program, professional risks, economic benefits, and medicine supply.

Financial System

During the third quarter of 2021, the financial services sector represented an estimated 7.2% of GDP in chained volume measure.

The Banking Sector

As of September 30, 2021, two state-owned banks, 40 private sector general license banks, 16 international license banks and 10 representative offices constituted the banking sector. Of the 40 private sector general license banks, 13 were incorporated in Panama and the rest abroad.

As of September 30, 2021, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$17.1 billion in assets, and the second largest bank based in Panama was BNP with U.S.$15.0 billion in assets. Two of the other largest banks, based on assets, are Banistmo, S.A. and BAC International Bank Inc. The largest international license banks, based on assets, are Bancolombia (Panama), S.A., ASB Bank Corp. and Banco de Bogotá S.A.

As of September 30, 2021, total assets of the banking sector were approximately U.S.$131.2 billion, 0.6% more than approximately U.S.$130.4 billion as of September 30, 2020. As of September 30, 2021, deposits in the banking sector were approximately U.S.$96.7 billion, approximately 2.9% higher than approximately U.S.$94.0 billion as of September 30, 2020.

Banking Law

On November 11, 2021, Law No. 254 was published in the Official Gazette. Law No. 254 amends the legislation on international tax transparency and the prevention of money laundering, terrorist financing and financing of the proliferation of weapons of mass destruction, including by updating (i) the composition and decision-making process of the National Commission against Money Laundering, Terrorist Financing and Financing of the Proliferation of Weapons of Mass Destruction, and (ii) the duties of the Financial Analysis Unit for the Prevention of the Crimes of Money Laundering and Terrorist Financing, to include the sharing of its analyses with the Public Ministry, the Ministry of Economy and Finance, and other governmental entities, when it suspects wrongdoing.

Public Sector Banking Institutions

Banco Nacional de Panamá. BNP offers a wide range of commercial banking services through its 91 branches and 314 ATMs throughout Panama. In accordance with the law that governs BNP, the Republic of Panama is responsible for the liabilities of BNP. BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. BNP’s total assets, as of September 30, 2021, were U.S.$15.0 billion, its bank deposits were U.S.$6.9 billion, and its net loans were U.S.$4.9 billion, of which U.S.$854.1 million were made to the public sector and U.S.$4.2 billion were made to the private sector.

As of September 30, 2021, BNP’s capital and reserves represented 15.3% of its bank deposits and 7.1% of its total assets. BNP generated gross income of U.S.$254.2 million during the nine-month period ended September 30, 2021.

As of September 30, 2021, BNP’s foreign assets were U.S.$6.6 billion, a decrease of 16.0% compared to U.S.$7.9 billion as of December 31, 2020.

Caja de Ahorros. Caja de Ahorros, the state-owned savings bank, has 61 branches and 310 ATMs throughout Panama. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of October 31, 2021, amounted to U.S.$4.8 billion (a 1.4% increase from December 31, 2020) and total deposits amounted to U.S.$3.8 billion (a 1.1% increase from December 2020). Total net loans held by Caja de Ahorros, as of October 31, 2021, amounted to U.S.$3.4 billion (a 7.1% increase from December 31, 2020). Caja de Ahorros had net income of U.S.$21.9 million for the ten-month period ended October 31, 2021, compared to net income of U.S.$16.6 million for the same period in 2020. In accordance with the law that governs Caja de Ahorros, the Republic of Panama is responsible for the liabilities of Caja de Ahorros.

Other Public Sector Institutions. The Panamanian public financial sector includes two other significant institutions that are not part of the banking sector. They are the agricultural development bank, Banco de Desarrollo Agropecuario (“BDA”), and the national mortgage bank, Banco Hipotecario Nacional (“BHN”). Panama created BDA to provide a source of financing for agricultural development. As of November 30, 2021, preliminary figures indicate that BDA had U.S.$219.9 million in net loans on its books. As of November 30, 2021, the total assets of BDA amounted to U.S.$406.7 million. BDA had a net loss of U.S.$7.0 million as of for the first eleven months of 2021. BHN was established in 1973 to provide a source of financing for national housing projects and to foster the development of savings associations. As of September 30, 2021, BHN’s net loan portfolio amounted to U.S.$92.0 million and its total assets amounted to U.S.$341.8 million. BHN had a net loss of U.S.$3.1 million for the first nine months of 2021.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, La Bolsa de Valores de Panamá, was created. While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$8.7 billion for the eleven-month period ended November 30, 2021, La Bolsa de Valores de Panama´ remains a small portion of the financial services sector. Equity trades represented 5.1% of trading volume during the eleven-month period ended November 30, 2021. During the eleven-month period ended November 30, 2021, local secondary market transactions (which include both equity and debt trades) in Panama totaled U.S.$2,178.0 million.

In June 2021, La Bolsa de Valores de Panamá changed its name to La Bolsa Latinoamericana de Valores, also known as Latinex. This change is part of the exchange’s strategy of expanding horizons and becoming an international stock market hub.

Interest Rates. During the ten-month period ended October 31, 2021, the average interest rate paid by Panamanian banks for one-year deposits was 2.58%, while the interest rate for personal credit transactions averaged 8.64%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 6.06% during the ten-month period ended October 31, 2021.

Insurance. In 1984, Panama adopted legislation intended to foster offshore insurance activity. In July 1996, the National Assembly passed a law establishing a new insurance regulatory structure. As of September 30, 2021, there were 23 insurance companies and 3,235 insurance brokerages. The 3,235 insurance brokerages consisted of 2,794 individual brokers, 396 brokerage companies and 45 temporary permissions. The total registered assets of the insurance companies, as of June 30, 2021, equaled U.S.$3.5 billion.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In the ten-month period ended October 31, 2021, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$2,816.4 million, an increase of 94.2% compared to U.S.$1,450.5 million in the same period of 2020, mainly due to increased exports of copper ores and concentrates. The increase in exports of copper ores and concentrates was due mainly to the Cobre Panama project. The concession contract for the mine is held by Minera Panamá, S.A., a Panamanian company whose majority owner is First Quantum Minerals, Ltd.

In the ten-month period ended October 31, 2021, Panama’s imports of goods (CIF), excluding the CFZ, recorded a preliminary total of U.S.$9,275.7 million, an increase of 42.2% compared to U.S.$6,521.6 million in the same period of 2020, in part due to higher imports of consumer goods, specifically fuel and lubricants.

For the ten-month period ended October 31, 2021, exports of copper ores and concentrates recorded a preliminary total of U.S.$2,193.1 million, a 144.2% increase from U.S.$898.1 million in the same period of 2020, primarily due to growth in export volumes from increased demand.

For the ten-month period ended October 31, 2021, banana and pineapple exports recorded a preliminary total of U.S.$129.2 million, a 2.5% increase from U.S.$126.1 million in the same period of 2020, primarily due to higher exports of bananas.

For the ten-month period ended October 31, 2021, shrimp exports recorded a preliminary total of U.S.$22.4 million, a 60.9% increase from U.S.$13.9 million in the same period of 2020, primarily due to higher sales in the United States.

For the ten-month period ended October 31, 2021, exports of fish and fish fillet (fresh and frozen) recorded a preliminary total of U.S.$45.0 million, a 6.0% decrease from U.S.$47.9 million in the same period of 2020, due to a decrease in the catch of fish and other marine species.

The United States has historically been Panama’s most important trading partner. During the nine-month period ended September 30, 2021, trade with the United States represented 3.9% and 26.0% of total goods exported and imported, respectively. In 2020, trade with the United States represented 6.1% and 25.6% of total goods exported and imported, respectively. In 2019, trade with the United States represented 6.5% and 25.4% of total goods exported and imported, respectively. In 2018, trade with the United States represented 16.9% and 24.8% of total goods exported and imported, respectively. In 2017, trade with the United States represented 18.3% and 24.2% of total goods exported and imported, respectively.

During the nine-month period ended September 30, 2021, Panama’s largest trading partners for exports were China, Japan, and Spain, with exports amounting to U.S.$827.2 million, U.S.$342.9 million, and U.S.$259.5 million, respectively.

During the nine-month period ended September 30, 2021, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$2,121.1 million, U.S.$921.3 million and U.S.$412.9 million, respectively. During this same period, imports from the CFZ totaled U.S.$578.8 million.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) during the six-month period ended June 30, 2021 was U.S.$1,355.4 million, a decrease of U.S.$195.1 million or 12.6% from U.S.$1,550.5 million in the same period of 2020. Reinvested earnings were the source of 95.1% of FDI during the six-month period ended June 30, 2021, as a result of the recovery process from the COVID-19 pandemic. During the six-month period ended June 30, 2021, purchases of shares of domestic companies by non-resident investors accounted for 16.0% and other capital accounted for (11.12)% of FDI. Of gross FDI, U.S.$35.1 million came from capital invested in the CFZ during the six-month period ended June 30, 2021, an increase of U.S.$58.8 million compared to the same period in 2020.

Balance of Payments

During the six-month period ended June 30, 2021, Panama registered an estimated overall deficit of U.S.$475.1 million, compared to an overall surplus of U.S.$2,462.8 million in the same period of 2020, mainly due to an increase in import of goods.

During the six-month period ended June 30, 2021, the current account balance recorded a deficit of U.S.$413.9 million, a decrease of 187.5% compared to a current account surplus of U.S.$472.8 million for the same period of 2020. This was primarily due to a decrease in the balance of goods, services and rent to U.S.$(606.8) million for the six-month period ended June 30, 2021, compared to U.S.$403.5 million during the same period of 2020.

During the six-month period ended June 30, 2021, the capital and financial account balance recorded a surplus of U.S.$1,070.4 million, a decrease of 52.9% compared to a capital and financial account surplus of U.S.$2,270.5 million for the same period of 2020.

Public Finance

Central Government Budget

The National Assembly approved Panama’s 2022 budget on October 29, 2021. The 2022 budget contemplates total expenditures of U.S.$25.3 billion, with budget estimates based on an anticipated nominal GDP of U.S.$62.4 billion (5.0% real growth from 2021) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$2.5 billion (approximately 4.0% of preliminary nominal GDP) for 2022. The 2021 budget allocates public recurrent and capital expenditures as follows: 45.8% to social services; 15.7% to financial services; 13.2% to general services; 6.2% to infrastructure development; 2.8% to development and promotion of production; 0.8% to environment and technology; and 15.5% to other services.

As of November 30, 2021, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$4,810.1 million (7.6% of nominal GDP), a decrease of 13.2% compared to a deficit of approximately U.S.$5,542.8 million as of November 30, 2020 (10.3% of nominal GDP), in part due to a 17.0% increase in current revenues.

As of November 30 2021, the Central Government’s overall balance registered a deficit of approximately U.S.$5,532.0 million (8.7% of nominal GDP), an increase of 0.6% compared to a deficit of approximately U.S.$5,499.4 million (10.2% of nominal GDP) as of November 30, 2020, in part due to a 9.2% increase in current expenses. For the eleven-month period ended November 30, 2021, the Central Government’s current revenues totaled U.S.$5,478.6 million, an increase of U.S.$903.2 million, or 19.7% over the current revenues of U.S.$4,575.4 million during the eleven-month period ended November 30, 2020, primarily due to an increased amount of taxes received by the Central Government.

Central Government tax revenues for the eleven-month period ended November 30, 2021 were U.S.$3,950.8 million, an increase of 17.1% from U.S.$3,374.9 million of tax revenues for the eleven-month period ended November 30, 2020, primarily due to the reactivation of the economy and the General Directorate of Taxation’s efforts to recover overdue taxes from taxpayers. Approximately 54.2% of tax revenues as of November 30, 2021, were from direct taxes, compared to 55.9% of tax revenues as of November 30, 2020. Direct tax revenues for the eleven-month period ended November 30, 2021 were U.S.$2,143.0 million, an 13.6% increase from U.S.$1,886.6 million for the eleven-month period ended November 30, 2020, primarily due to an increase in income tax.

Revenues and Expenditures

The Central Government’s total revenues for the eleven-month period ended November 30, 2021 were U.S.$5,478.6 million, a 19.7% increase compared to U.S.$4,576.4 million for the eleven-month period ended November 30, 2020, primarily due to the reactivation of the economy and a resultant increase in the amount of taxes received by the Central Government. During the eleven-month period ended November 30, 2021, capital expenditures by the Central Government were U.S.$2,970.0 million, a 9.5% increase compared to U.S.$2,712.2 million for the same period in 2020. During the eleven-month period ended November 30, 2021, current savings registered a deficit of U.S.$2,562.0 million, approximately 4.0% of preliminary 2021 GDP and a 8.1% decrease compared to a deficit of U.S.$2,788.2 million during the eleven-month period ended November 30, 2020.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of U.S.$9,059.0 million during the eleven-month period ended November 30, 2021, a 20.6% increase compared to U.S.$7,509.1 million during the eleven-month period ended November 30, 2020, mainly due to an increase in the Central Government’s current revenues. The non-financial public sector current savings registered a deficit of U.S.$1,786.9 million during the eleven-month period ended November 30, 2021, a 33.7% decrease compared to a deficit of U.S.$2,696.4 million during the eleven-month period ended November 30, 2020, primarily due to the Central Government’s increased revenues.

International Reserves

As of September 30, 2021, BNP’s foreign assets amounted to U.S.$6.6 billion, a decrease of 16.0% compared to U.S.$7.9 billion as of December 31, 2020, primarily due to a decrease in the balances of deposit accounts and investment accounts.

Public Debt

As of November 30, 2021, total public debt reached U.S.$40,385.5 million, an increase from U.S.$36,085.8 million as of November 30, 2020. As of November 30, 2021, internal public debt accounted for 19.4% of total debt (a decrease from 19.7% as of November 30, 2020), while external public debt accounted for 80.6% of total debt (an increase from 80.3% as of November 30, 2020). The average maturity of the debt portfolio as of November 30, 2021 was 14.7 years, with an average duration of 9.7 years. The average maturity of the debt portfolio as of November 30, 2020 was 14.3 years, with an average duration of 9.3 years. During the eleven-month period ended November 30, 2021, local secondary market transactions in treasury securities reached U.S.$955.4 million, a decrease from U.S.$1,162.3 million during the same period of 2020.